VIA EDGAR AND OVERNIGHT MAIL

February 2, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F. Street, N.E., Mail Stop 4720

Washington, DC 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant, Office of Healthcare and Insurance

Re:	PharmaCyte Biotech, Inc. Form 10-K for the Fiscal Year Ended April 30, 2015 Filed July 29, 2015 and amended on January 19, 2016 File No. 333-68008

Dear Mr. Rosenberg:

This letter (“Response Letter”) is in response to comments received from the staff (“Staff”) of the U.S. Securities and Exchange Commission (“Commission”) by letter dated January 28, 2016 (“Comment Letter”), relating to the Form 10-K for the fiscal year ended April 30, 2015 of PharmaCyte Biotech, Inc. (“Company”) filed July 29, 2015 and amended by Amendment No. 1 on Form 10-K/A and Amendment No. 2 on Form 10-K/A, in each case, filed January 19, 2016 (“Annual Report”), and the Company’s related Current Report on Form 8-K dated December 30, 2015 (“Form 8-K”).

For your convenience, the Company’s responses are set forth below, with the headings and numbered items of the Response Letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. All page number references in the Response Letter are to page numbers in the Annual Report.

Form 10-K/A for the Fiscal Year Ended April 30, 2015

Report of Independent Registered Public Accounting Firm, page F-2

1.	Please have Farber Hass Hurley LLP revise its report to add an explanatory paragraph regarding the restatements. Refer to AS 508.11.d and 508.18A. Furthermore, have the audit report date revised to include a reference to all material changes in the financial statements (i.e. Notes 7, 9, and 14). Refer to AS 530.

Response to Question No. 1 of the Comment Letter:

The audit report has been revised with the added explanatory paragraph regarding the restatements, including reference to Notes 1A, 2, 3, 7, 9, 13, 14 and 15. A copy of the revised audit report is attached. We intend to file such audit report as part of Amendment No. 3 on Form 10-K/A.

Note 1A – Restatement and Revision of Previously Reported Consolidated Financial Statements, page F-9

2.	You disclose that the Consultant Agreement, issuance of shares of common stock to the consultant pursuant to the Consultant Agreement, issuance of certain warrants to purchase common stock with a cash exercise feature and the cashless warrants to the consultant should have been recorded as prepaid assets and amortized over the term of the Consultant Agreement. Please tell us, citing the relevant accounting guidance, how you determined these items should be classified as prepaid assets and not as expenses. In addition, tell us how you determined the amounts recorded and specify the term over which they will be amortized.

Response to Question No. 2 of the Comment Letter:

On March 23, 2015 (“Effective Date”), the Company entered into a Consulting Agreement (“Agreement”). The terms of the Agreement required the Company to issue five million shares of the Company’s restricted common stock (“Engagement Stock”), five million cash warrants with a cash exercise feature (“Cash Warrants”) and ten million warrants with a cashless exercise feature (“Cashless Warrants”) (“Cash Warrants” and “Cashless Warrants” are collectively referred to herein as “Warrants”). The closing price of the Company’s stock on the Effective Date was $0.1025 per share. The exercise price of the Warrants was $0.11.

The Cash Warrants were exercisable on or before December 31, 2015. The Cashless Warrants are exercisable during a period of five years from the Effective Date.

In accordance with Accounting Standards Codification (“ASC”) 505-50-25-6, the Company determined that the appropriate treatment of the Engagement Stock, the Cash Warrants and the Cashless Warrants was to record them as prepaid assets and amortize them over the term of the Agreement. Under ASC 505-50-25-6, the Company determined that the expense for the services should not be recognized before they are received. The term of the Consulting Agreement was for a period of nine months. As of the Effective Date (date of issuance of the Engagement Stock and Warrants), no services had yet been performed. Accordingly, the Company concluded that the amortization of the prepaid asset resulted in a consulting expense that should be recorded in the periods in which the services were received.

The value of the Engagement Stock was $512,500. In accordance with the term of the Agreement, the Company recorded a prepaid asset of $512,500. The amount of the amortization from the Effective Date through April 30, 2015 resulted in a consulting expense in the amount of $68,816. At April 30, 2015, the prepaid asset was $443,684.

In addition to the Engagement Stock, the Agreement called for the issuance of the Cash Warrants and the Cashless Warrants. The Black-Scholes option pricing model was used to determine the Warrant value based on the terms of the Warrants, the stock price ($0.1025), the exercise price ($0.11), the calculated expected volatility, discount rate and no expected dividend yield. Based upon the Company’s calculations, the Cash Warrants and the Cashless Warrants were valued at $131,490 and $914,270, respectively. The combined amount of $1,045,760 was recorded as a prepaid asset and amortized over the term of the Agreement. The aggregate amortization expense for both the Cash Warrants and the Cashless Warrants, from the Effective Date through April 30, 2015, was $140,420 and recorded as a consulting expense. The remaining prepaid asset relating to the Cash Warrants and the Cashless Warrants was $905,340 as of April 30, 2015.

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During the Company’s review of the appropriate accounting presentation, the Company also considered ASC 505-50-25-7. The Company concluded that whether the corresponding cost is an immediate expense or a prepaid asset (or whether the debit should be characterized as contra-equity under the requirements of ASC 505-50-45-1) depends on the specific facts and circumstances. The Company determined that, based on the circumstances of the Agreement, the amortization of the prepaid asset should be recorded as an expense in the periods that the services are to be performed (March 23, 2015 through December 31, 2015) and reported it as such in the Form 10-K/A for the fiscal year ended April 30, 2015.

3.	Please tell us why your Form 8-K dated 12/30/2015 did not report the restatement to classify the Consultant Agreement, common stock issued under the Consultant Agreement and cash and cashless exercise warrants granted under the Consultant Agreement as prepaid assets.

Response to Question No. 3 of the Comment Letter:

At the time the Form 8-K was filed, the only accounting issue that the Company was considering that could result in a restatement of the Company’s consolidated financial statements in the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2015 involved the reclassification of the Cashless Warrants as presented in the Company’s consolidated financial statements. The Company decided to restate its consolidated financial statements because the Company believed that it had inadvertently accounted for the Cashless Warrants as a derivative liability when they should have been accounted for as equity.

At the time the Form 8-K was filed, the Company believed that a period expense of $914,270 related to the Cashless Warrants should be reported and that a derivative liability in the amount of $492,049 as of and for the fiscal year ended April 30, 2015 should be reversed. After the 8-K was filed, the Company determined that the restatement would need to include a reclassification of the Engagement Stock, the Cash Warrants and the Cashless Warrants as prepaid assets that would need to be amortized over the term of the Agreement for the reasons indicated above in the Company’s Response to Question No. 2 of the Comment Letter.

In connection with the Response Letter, the Company acknowledges that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at 917.595.2850 if you have any questions regarding the Response Letter.

Sincerely,

/s/ Kenneth L. Waggoner
Kenneth L. Waggoner

Chief Executive Officer

President and General Counsel

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Attachment A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of PharmaCyte Biotech, Inc., formerly known as Nuvilex, Inc.

We have audited the accompanying consolidated balance sheet of PharmaCyte Biotech, Inc., formerly known as Nuvilex, Inc. (the Company) as of April 30, 2015, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficiency), and of cash flows for the year ended April 30, 2015. Our audit also included the financial statement schedule listed in the Index at Item 15a(2). PharmaCyte Biotech, Inc.’s management is responsible for these financial statements and schedule. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PharmaCyte Biotech, Inc., formerly known as Nuvilex, Inc. as of April 30, 2015, and the results of its operations and its cash flows for the year ended April, 30, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), PharmaCyte Biotech, Inc., formerly known as Nuvilex, Inc.’s internal control over financial reporting as of April, 30, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 28, 2015, expressed an adverse opinion.

As discussed in Notes 1A, 2, 3, 7, 9, 13, 14 and 15 to the consolidated financial statements, the consolidated financial statements as of April 30, 2015 and for the year then ended have been restated to correct a misstatement.

/s/ Farber Hass Hurley LLP

Chatsworth, California

July 28, 2015 (Except for Notes 1A, 2, 3, 7, 9, 13, 14 and 15 as to which the date is January 19, 2016)

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